                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                         UNDER THE EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____ )


                           AVONDALE FINANCIAL  CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   054341102
                 -------------------------------------------
                                 (CUSIP Number)

                         RICHARD J. PERRY JR., ESQUIRE
                          PERRY SIMMONS & LOOTS, P.C.
                     805 FIFTEENTH STREET, N.W., SUITE 1101
                             WASHINGTON, D.C. 20005
                              TEL: (202) 326-8602

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 APRIL 25, 1997
        -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject if this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___ .

Check the following box if a fee is being paid with this statement. X . A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item (1); and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.

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 CUSIP NUMBER   054341102                                            PAGE    2      OF  14    PAGES
               ----------                                                 ---------    ------
-------------------------------------------------------------------------------------------------------------
     1.       NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Financial Institution Partners, L.P. / 52-1899611
-------------------------------------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) ____
                                                                                                   (b) ____
-------------------------------------------------------------------------------------------------------------
     3.       SOURCE OF FUNDS

              WC   OO
-------------------------------------------------------------------------------------------------------------
     4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AN 2(e)

              NO
-------------------------------------------------------------------------------------------------------------
     5.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------------------------------------
   NUMBER OF SHARES       6.      SOLE VOTING POWER

       OWNED BY        --------------------------------------------------------------------------------------
                          7.      SHARED VOTING POWER
    EACH REPORTING
                                  276,570 SHARES
     PERSON WITH       --------------------------------------------------------------------------------------
                          8.      SOLE DISPOSITIVE POWER

                       --------------------------------------------------------------------------------------
                          9.      SHARED DISPOSITIVE POWER

                                  276,570 SHARES
-------------------------------------------------------------------------------------------------------------
 10.                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       276,570 SHARES
-------------------------------------------------------------------------------------------------------------
 11.                   DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
                       NO
-------------------------------------------------------------------------------------------------------------
 12.                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                       7.85%
-------------------------------------------------------------------------------------------------------------
 13.                   TYPE OF REPORTING PERSON

                       PN
-------------------------------------------------------------------------------------------------------------



Page 2 of 14 Pages

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 CUSIP NUMBER   054341102                                            PAGE    3      OF  14    PAGES
               ----------                                                 ---------    ------
-------------------------------------------------------------------------------------------------------------
     1.       NAME OF REPORTING PERSON/ S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON

              Hovde Capital, Inc./ 52-1891904
-------------------------------------------------------------------------------------------------------------
     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) ____
                                                                                                   (b) ____
-------------------------------------------------------------------------------------------------------------
     3.       SOURCE OF FUNDS

              AF
-------------------------------------------------------------------------------------------------------------
     4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) AN 2(e)

              NO
-------------------------------------------------------------------------------------------------------------
     5.       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------------------------------------
  NUMBER OF SHARES        6.      SOLE VOTING POWER

      OWNED BY         --------------------------------------------------------------------------------------
                          7.      SHARED VOTING POWER
   EACH REPORTING
                                  276,570 SHARES
     PERSON WITH       --------------------------------------------------------------------------------------
                          8.      SOLE DISPOSITIVE POWER

                       --------------------------------------------------------------------------------------
                          9.      SHARED DISPOSITIVE POWER

                                  276,570 SHARES
-------------------------------------------------------------------------------------------------------------
 10.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      276,570 SHARES
-------------------------------------------------------------------------------------------------------------
 11.                  DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                      NO
-------------------------------------------------------------------------------------------------------------
 12.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                      7.85%
-------------------------------------------------------------------------------------------------------------
 13.                  TYPE OF REPORTING PERSON

                      CO
-------------------------------------------------------------------------------------------------------------





Page 3 of 14 Pages

ITEM 1.  SECURITY AND ISSUER

         The class of security to which this statement relates is the common stock, par value $.01 per share (the "Shares"), of Avondale Financial Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 20 North Clark Street, Chicago, Illinois 60602.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this statement are Financial Institution Partners, L.P. (the "Limited Partnership") and Hovde Capital, Inc., who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions. Hovde Capital, Inc., a Delaware general business corporation, is the general partner (the "General Partner") of the Limited Partnership.

         Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner. The General Partner controls the Limited Partnership.

         None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and





Page 4 of 14 Pages
incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

         (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

         (b)  None.

         (c)  None.

         (d)  None.

         (e)  None.

         (f)  None.

         (g)  None.

         (h)  None.

         (i)  None.

         (j)  None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of May 5, 1997, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 3,525,288 Shares outstanding as of that date) as to each of the Reporting Persons.

         (c)  None.

         (d)  None.

         (e)  Not applicable.





Page 5 of 14 Pages

         Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit A- Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)





Page 6 of 14 Pages

                                  Signatures

         After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.


                                FINANCIAL INSTITUTION PARTNERS,
                                L.P., by its General Partner,
                                HOVDE CAPITAL, INC.


                                      /s/   Steven D. Hovde
                                ----------------------------------------------
                       By:      Steven D. Hovde
                       Its:     Chairman and Chief Executive Officer


                                HOVDE CAPITAL, INC.


                                     /s/  Steven D. Hovde
                                ----------------------------------------------
                       By:      Steven D. Hovde
                       Its:     Chairman and Chief Executive Officer




Dated:    5/05/97





Page 7 of 14 Pages

                                  SCHEDULE 1

                  INFORMATION RELATING TO REPORTING PERSONS

                                                            PRINCIPAL BUSINESS AND
                                                            ADDRESS OF PRINCIPAL BUSINESS
         NAME                                               OR PRINCIPAL OFFICE
         ----                                               -----------------------------
Financial Institution Partners, L.P.                        Limited partnership formed to make investments primarily in equity securities of financial institutions
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Organized: State of Delaware

Hovde Capital, Inc.                                         General business corporation formed to serve as the general partner of the Limited Partnership
                                                            1629 Colonial Parkway
                                                            Inverness, Illinois 60067
                                                            Incorporated: State of Delaware





Page 8 of 14 Pages

   INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                    PERSONS

    NAME                                PRINCIPAL OCCUPATION
  ADDRESS                                  BUSINESS ADDRESS                         CITIZENSHIP
------------                            -----------------------                ---------------------
Steven D. Hovde                         Investment banker                               U.S.
1629 Colonial Parkway                   Hovde Financial, Inc.
Inverness, Illinois 60067               1629 Colonial Parkway
                                        Inverness, Illinois 60067
                                        Investment banking firm

Eric D. Hovde                           Investment banker
1826 Jefferson Place, N.W.              Hovde Financial, Inc.                           U.S.
Washington, D.C. 20036                  1826 Jefferson Place, N.W.
                                        Washington, D.C. 20036
                                        Investment banking firm

Braddock J. LaGrua                      Investment banker
1826 Jefferson Place, N.W.              Hovde Financial, Inc.                           U.S.
Washington, D.C. 20036                  1826 Jefferson Place, N.W.
                                        Washington, D.C. 20036
                                        Investment banking firm





Page 9 of 14 Pages

                                  SCHEDULE 2

         The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.


                                                                     AMOUNT
                                   TOTAL                             ORIGINALLY FINANCED/              SOURCE OF
NAME                               CONSIDERATION                     CURRENT BALANCE                   FUNDS*
----                               -------------                     ---------------                   ------------

Financial Institution             $3,722,357.00                     $1,861,178.50/                     Working Capital/
Partners, L.P.                                                      $1,861,178.50                      Line of Credit


Hovde Capital, Inc.               $3,722,357.00                     $1,861,178.50                      Working Capital/
                                                                    $1,861,178.50                      Line of Credit of
                                                                                                       Affiliate


-------------------------


* $1,861,178.50 was financed through a line of credit with Harris Trust of Chicago at Federal Funds rate +5/8.





Page 10 of 14 Pages

                                   SCHEDULE 3

         The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                                                  APPROXIMATE
NAME                                      NUMBER OF SHARES                         PERCENTAGE
----                                      ----------------                       --------------
Financial Institution                          276,570                               7.85%
Partners, L.P.

Hovde Capital, Inc.                            276,570                               7.85%





Page 11 of 14 Pages

                                   SCHEDULE 4


DESCRIPTION OF TRANSACTIONS IN SHARES EFFECTED WITHIN 60 DAYS

The reporting persons effected the following transactions in the Shares within sixty (60) days of May 5, 1997.

  TRANSACTION            AMOUNT OF                TRANSACTION                                    TRANSACTION
     DATE                  SHARES                   PRICE                  BROKER                   TYPE
--------------          ---------------         ----------------       ---------------          -------------
    4/17/97                 4,295                  $16.313                 Rodman*                  Buy

    4/24/97                  3,500                  $16.375                 Tucker**                 Buy

    4/25/97                  8,500                  $16.438                 Tucker**                 Buy

    4/29/97                 45,500                  $12.00                  Howe ***                 Buy

    4/29/97                  7,500                  $12.125                 Tucker**                 Buy

    4/29/97                  5,000                  $12.875                 Tucker**                 Buy

    4/30/97                 18,400                  $12.875                 Tucker**                 Buy

     5/1/97                 20,000                  $13.125                 Howe***                  Buy

---------------------
   *      Rodman Renshaw
   **     Tucker Anthony
   ***    Howe Barnes





Page 12 of 14 Pages

                                 EXHIBIT INDEX


                                                                                              Page
Exhibit A         Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)                 14





Page 13 of 14 Pages

                                                                       EXHIBIT A


          Consent Agreement Pursuant to 17 C.F.R. Section 13d-1(f)(1)


   Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.


                                 FINANCIAL INSTITUTION PARTNERS, L.P.,
                                 by its General Partner, HOVDE CAPITAL, INC.

                                 By:   /s/ Steven D. Hovde
                                      ----------------------------------------
                                 Its: Chairman and Chief Executive Officer


                                 HOVDE CAPITAL, INC.

                                 By:   /s/ Steven D. Hovde
                                      --------------------
                                 Its: Chairman and Chief Executive Officer


   Dated:     5/5/97





Page 14 of 14 Pages